SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India

January 8, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Claire DeLabar
Robert Littlepage

Re:	Sify Technologies Ltd.

Form 20-F for the Fiscal Year Ended March 31, 2024

Response dated December 10, 2024

File No. 000-27663

Dear Ms. DeLabar and Mr. Littlepage,

This letter is submitted on behalf of Sify Technologies Limited (the “Company”, “Sify” or “we”) in furtherance of the call with the staff members of the Securities and Exchange Commission (the “Staff”) on January 6, 2025, and in continuation to our response letter dated December 10, 2024. We respectfully submit the additional information below requested on the January 6, 2025 call with the Staff with respect to certain selected amendments and disclosures that we propose to make in the Amendment No. 1 on Form 20-F/A.

1)	Disclosure in Explanatory note for filing Form 20-F/A:

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) amends the Annual Report on Form 20-F of Sify Technologies Limited (the “Company” or “Sify”) for the year ended March 31, 2024 (the “Original Form 20-F”), filed on May 7, 2024, with the Securities and Exchange Commission (the “SEC”) in response to certain comments raised by the Staff of the SEC.

In this Amendment No. 1, the Company is refiling its financial statements presented in the Original Form 20-F in order to restate the presentation of its Compulsorily Convertible Debentures (“CCDs”) in the Consolidated Statement of Financial Position and its resulting impact on the Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for each of the two years ended March 31, 2024 and March 31, 2023. As a result of the change in presentation, Series 1 and Series 2 CCDs amounting to Rs. 4,000 million are treated as liabilities instead of equity as previously presented in the financial statements in the Original Form 20-F. The present value of interest payments of the Series 4 CCDs of Rs. 2,076 million are also presented as a liability instead of equity as in the Original Form 20-F, but the remaining value of Rs. 2,724 million continues to be presented as equity. For the Series 5 CCDs, the present value of interest payments of Rs. 518 million is similarly now presented as a liability, while the remaining value of Rs. 682 million is assigned to the other component. The residual component of the Series 5 CCDs will be treated as a financial liability until the fixed conversion ratio of the Company’s equity shares is determined. For additional information see Note 19 in the notes to our financial statements.

Additionally, the Company is expanding disclosure regarding conversion terms of CCDs and other items in the Financial Statements including: (i) changes describing the accounting treatment of the CCDs under Notes 16A, 19 and 28 to our financial statements; (ii) providing the depreciation policy for “improvements forming part of the building-5 years” under Item 18 , (iii) inclusion of a clarifying parenthetical for Other Bank deposits under Note 8 to our financial statements, denoting that such have a maturity period longer than 3 months; (iv) additional disclosure for “Financial assets included in Other Assets” under Note 10 to our financial statements; (v) additional disclosure relating to the accounting of 64.6 million rupees under the Service tax contingency under Note 31 of our financial statements; (vi) additional disclosure related to contract breaches and conditions for conversion pursuant to the put option agreement under contingency under Note 31 to our financial statements; (vii) disclosure relating to conversion terms of CCDs under Note 19 to our financial statements; and (viii) minor typographical and clerical changes. We have also made corresponding changes to reflect the changes in our financial statement to Item 3 and Item 5 of this Amendment No. 1.

Due to the amendment in presentation of CCDs in the financial statements filed with the Original Form 20-F, the Company has re-evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024 and identified material weakness in the Company’s internal control over financial reporting that existed, relating to the classification of the CCDs. As a result, Item 15 of Original Form 20-F has been similarly amended in this Amendment No. 1 and we have added a risk factor with regards to the found material weakness under Item 3 of this Amendment No.1 See Item 3. — Risk Factors. — “We have identified material weakness in our internal control over financial reporting. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

This Amendment No. 1 includes currently dated certifications from the Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (included in this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2). Except as described above, this Amendment No. 1 does not amend, update or change any other items or disclosures in the Original Form 20-F and does not purport to reflect any information or events subsequent to the filing thereof. As such, this Amendment reflects all information as of the date the Original Form 20-F was filed, and the Company has not undertaken herein to amend, supplement or update any information contained in the Original Form 20-F to give effect to any subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and any subsequent filings by the Company with the SEC.

2)	Insertion in Item 3-Risk factors

We have identified material weakness in our internal control over financial reporting. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

For the year ended March 31, 2024, we identified material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be detected or prevented on a timely basis.

Specifically, the material weakness that were identified, individually or in the aggregate, related to the design and implementation of effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments, as further explained in the Explanatory Note in this Amendment No. 1. We have taken steps to develop a remediation plan designed to address the material weakness described above and expect to take additional steps to fully remediate our material weakness. We intend to implement changes and procedures to address these issues; any proposed changes to address the material weakness. See Item 15 to this Amendment No. 1 for additional information on such changes and on the material weakness.

Due to the existence of this control deficiency, management concluded that there was a reasonable possibility that a material misstatement of the company’s annual financial statements may not have been prevented or detected on a timely basis. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our ADSs.

3)	Amended Item 15- Controls and Procedures:

Disclosure Controls and Procedures

As of the end of the period covered by the Original Form 20-F, our management, with the participation of our CEO and Managing Director and Executive Director and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 31, 2024 and concluded that our disclosure controls and procedures were effective.

Subsequent to the evaluation of our disclosure controls and procedures in connection with the Original Form 20-F, our management, with the participation of our CEO and Managing Director and Executive Director and CFO, re-evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)under the Exchange Act) as at March 31, 2024, in connection with the amendment in presentation discussed in the explanatory note to this Amendment No.1. Based on that re-evaluation, our management, with the participation of our CEO and Managing Director and Executive Director and CFO, concluded that our disclosure controls and procedures were not effective as at March 31 2024, due to the material weakness in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting

1)	Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets.
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weakness in internal control over financial reporting as of March 31, 2024:

In connection with the amendment discussed in the explanatory note to this Amendment No.1, we identified material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments. Because of this material weakness, management has concluded that the Company did not maintain effective internal control over financial reporting as on March 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s Plan to Remediate the Identified Material Weakness

The Company proposes to implement the below remediation actions to address this material weakness:

•	Strengthen the specific controls whereby senior finance and accounting policy personnel perform an in-depth comprehensive review of classification and presentation of financial instruments including a review of disclosures and specific presentation evaluation to enforce operating effectiveness.
•	Augment the IFRS expertise in our accounting team by imparting specific training in evaluation and presentation of financial instruments.

The Company’s internal control over financial reporting as on March 31, 2024 has been audited by Manohar Chowdhry & Associates, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report, which expresses an adverse opinion on the effectiveness of internal control over financial reporting, is presented below.

Changes in Internal Control Over Financial Reporting

Except as described above in management’s annual report on internal control over financial reporting (as amended), there has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

4)	Explanation for Amendment under the heading “Amendment to Form 20-F for the year ended March 31, 2024” in Notes to Accounts-Item 18:

Sify Infinit Spaces Limited, a subsidiary Company of Sify Technologies Limited had issued Compulsorily Convertible Debentures (‘CCDs’) to Kotak Special Situation Fund and Kotak Data Center Fund for an amount of Rs.4,000 Mn and Rs.6,000 Mn respectively. The CCDs issued to Kotak Special Situations Fund are backed by a Put Option Agreement with the holding Company M/s Sify Technologies Limited. These CCDs carry an obligation to pay a fixed interest of 6% p.a.

The Company presented these CCDs initially as Financial Liabilities in the Financial Statements until the fixed number of shares to be issued is determined. Subsequently, once the fixed number of shares to be issued is determined, these CCDs were presented as Equity. The Company assessed and concluded that certain terms in the arrangement are contingent and hence was not considered while presenting the CCDs in the Financial Statements as per IAS 32. The Company has recognized the entire interest paid as an expense in the Income Statement as there is an unconditional obligation on the Company to make the interest payments.

The Staff of SEC, while reviewing Form 20-F filed for the year ended March 31, 2024, commented that in case of Compound Financial Instruments, the present value of the future interest obligation should be presented as Financial Liability. The residual value after deducting the Financial Liability component identified above is to be evaluated under Para 16 or 16A/16B of IAS 32 as may be applicable, for determining whether it is a Financial Liability or Equity.

As per the Staff’s comments, the CCDs issued to Kotak Special Situations Fund are to be presented as Financial Liabilities because they are backed by the Put Option Agreement. In the case of the CCDs issued to Kotak Data Center Fund (“KDCF”), the residual portion of the CCDs is to be presented as Financial Liability until the fixed number of shares to be issued upon conversion is determined. Once the fixed number of shares are determined, the residual value should be presented as Equity. Further, the Staff commented that only the interest on the present value of the future interest obligation on CCDs issued to KDCF should be recognized in the Income Statement rather than the interest amount on the entire KDCF CCDs. When the liquidity event happens as per the terms of CCDs, the unmatured portion of the present value of future interest obligation recognized as Financial Liability should be classified as Equity.

While the subject of Financial Instruments accounting is evolving globally, considering the materiality of the changes as per SEC Regulations, the Company has consented with the Staff’s comments and amended the Financial Statements for the year ended March 31, 2024 and March 31, 2023. These amendments impact the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Cash Flows and the previously reported earnings per share amounts.

The following tables present the impact on previously reported amounts in specific line items in the consolidated Financial Statements for the years ended March 31, 2024 and March 31, 2023.

 Changes in Consolidated Statement of Financial Position (In thousands of Rupees):

	As per Original Form 20-F (As at)		As per Form 20-F/A (As at)
	March 31,2024	March 31, 2023	March 31,2024	March 31, 2023
Other Equity	8,800,000	2,000,000	2,723,924	-
Accumulated deficit	(6,745,965)		(6,625,962)
Borrowings (non-current)	17,608,315	13,817,634	23,349,863	15,817,634
Borrowings (Current)	6,450,561		6,665,085

Changes in Consolidated Statement of Income for the year ended March 31, 2024 (In thousands of Rupees):

	As per Original Form 20-F	As per Form 20-F/A
Profit from operating activities	2,167,558	2,167,558
Net finance expense	(1,935,522)	(1,815,519)
Profit/(Loss) before Tax	232,036	352,039
Taxes	(183,100)	(183,100)
Profit/(Loss) After Tax	48,936	168,939

Changes in Other Figures for the year ended March 31, 2024 (In Rupees):

	As per Original Form 20-F	As per Form 20-F/A
Basic earnings per Share	0.27	0.92
Diluted earnings per share	0.26	0.91

Summary of Amendment (In thousands of Rupees):

Particulars	2022-23	2023-24
Consolidated Statement of Financial Position
Decrease in Other Equity	2,000,000	6,076,076
Decrease in Accumulated Deficit		120,003
Increase/(Decrease) in Borrowings (non-current liabilities)	2,000,000	5,741,548
Increase/(Decrease) in Borrowings (current liabilities)		214,524

Consolidated Statement of Income
Decrease in Finance expense		120,003
Increase in Profit before tax		120,003
Increase in Earnings per share
Basic earnings per share		0.65
Diluted earnings per share		0.65

5)	Insertion in accounting policy-Item 18:

Compound Financial Instruments

The terms of a non-derivative compound financial instrument, such as convertible debentures including the CCDs, are evaluated to determine whether it contains both a liability and an equity component. Such components are classified as financial liabilities, financial assets or equity instruments in accordance with the substance of the contractual arrangement. Interest, dividends and gains relating to the component that is a financial liability is recognized as income or expense in profit or loss. Distribution to holders of equity instruments is recognized directly in equity.

6)	Abridged Consolidated Statement of Financial Position and Consolidated Statement of Income:

Based on the above adjustment to the Consolidated Statement of Financial Position and the Consolidated Statement of Income, the impact on the Financial Statements for the years ended March 31, 2024, and March 31, 2023 would be as below:

Consolidated Statement of Financial Position			Rs. In Thousands
Particulars	2022-23		2023-24
	Published	Revised	Published	Revised
Equity
Share capital	1,841,168	1,841,168	1,846,146	1,846,146
Other Equity	2,000,000	-	8,800,000	2,723,924
Share premium	19,685,143	19,685,143	19,732,786	19,732,786
Share based payment reserve	361,184	361,184	351,907	352,514
Other components of equity	53,094	53,094	44,792	44,186
Accumulated deficit	(6,794,901)	(6,794,901)	(6,745,965)	(6,625,962)
Total equity attributable to equity holders of the Company	17,145,688	15,145,688	24,029,666	18,073,594

Liabilities
Borrowings	13,817,634	15,817,634	17,608,315	23,349,863
Lease liabilities	1,866,176	1,866,176	2,662,988	2,662,988
Employee benefits	129,903	129,903	159,949	159,949
Contract liabilities	2,323,958	2,323,958	3,053,428	3,053,428
Other liabilities	55,877	55,877	53,945	53,945
Total non-current liabilities	18,193,548	20,193,548	23,538,625	29,280,173

Borrowings	5,710,355	5,710,355	6,450,561	6,665,085
Lease Liabilities	585,003	585,003	379,851	379,851
Bank overdraft	951,504	951,504	486,888	486,888
Trade and other payable	12,845,558	12,845,558	14,012,773	14,012,773
Contract liabilities	1,972,483	1,972,483	2,083,932	2,083,932
Total current liabilities	22,064,903	22,064,903	23,414,005	23,628,529

Total liabilities	40,258,451	42,258,451	46,952,630	52,908,702

Total equity and liabilities	57,404,139	57,404,139	70,982,296	70,982,296

Assets	57,404,139	57,404,139	70,982,296	70,982,296

Consolidated Statement of Income			Rs. In Thousands
Particulars	2022-23		2023-24
	Published	Revised	Published	Revised
Profit from operating activities	2,450,638	2,450,638	2,167,558	2,167,558
Finance income	222,905	222,905	337,723	337,723
Finance expenses	(1,652,522)	(1,652,522)	(2,273,245)	(2,153,242)
Net finance income / (expense)	(1,429,617)	(1,429,617)	(1,935,522)	(1,815,519)
Profit before tax	1,021,021	1,021,021	232,036	352,039
Income tax (expense) / benefit	(346,499)	(346,499)	(183,100)	(183,100)
Profit for the year	674,522	674,522	48,936	168,939
Attributable to:
Equity holders of the Company	674,522	674,522	48,936	168,939
Non-controlling interest	-	-	-	-
	674,522	674,522	48,936	168,939
Earnings per share
Basic earnings per share	3.69	3.69	0.27	0.92
Diluted earnings per share	3.63	3.63	0.26	0.91

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext. 2111.

/s/ M P Vijay Kumar

Name: M P Vijay Kumar
Title: Executive Director and Chief Financial Officer
Sify Technologies Limited
Chennai
India